SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
for the month of April 2005

PURE CAPITAL INC.
(Translation of registrant’s name into English)

250 Blairgowrie Place
Nanaimo, BC Canada
V9T 4P5
Tel. No. (250) 741-6340
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F ☑                   Form 40-F ☐

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

                                                Yes ☐                 No ☑

Election of Director

Colleen Garner resides in Victoria, B.C.   She is the sole proprietor of Sol Food Cafe-Deli-Catering and Sol Fine Foods.  Ms. Garner is currently a member of  the Board of Directors of Burside Gorge Community Association and has been a director of the Victoria Association of Community Living Foundation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April ____, 2005   Pure Capital, Inc.

____________________________________
By:     Alan Brown
                       Chief Executive Officer